

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 13, 2012

<u>Via E-mail:</u>
Mr. Joseph R. Ianniello
Chief Financial Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

   Re: CBS Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed February 23, 2012
     File No. 1-09553

Dear Mr. Ianniello:

   We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page I-23

1. We note your cautionary statements in several of your risk factors that the company cannot give any assurance that existing conditions will not materially adversely affect its business. However, there are no specific events described that could give rise to material harm. For example, in your risk factor relating to the regulation of the outdoor advertising industry, you warn that existing laws or regulations could materially and adversely affect your business, but there is no mention of any existing federal, state or municipal laws or pending legal actions that could potentially result in materially liability or material adverse effect on your operations. In addition, your risk factor relating to enforcement of the FCC's indecency and other program content rules warns that

violations of the rules could lead to sanctions that may adversely affect the company's businesses. You do indicate elsewhere that the company has been fined under these rules but it is not clear whether your fines and sanctions to date have had a material adverse effect on your businesses. Confirm that these cautionary statements are designed as prophylactic general warnings and not representative of real operational events. In future filings, you should provide specific illustration of these cautionary statements whenever possible.

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition, page II-4

Overview, page II-4

2. In addition to a narrative of historical results, please consider describing in future filings how you view your business overall. For instance, how your results of operations for the year just ended (2011) compare and contrast with your expectations and plans going forward. In this regard, we note in your Q4 2011 Earnings Call that you have de-risked and diversified your business by availing of key opportunities to grow non-advertising revenues. Consider expanding your discussion to cover each of these growth opportunities and your expectations for expense trends based on recently consummated deals.

3. The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management's discussion and analysis in future filings to provide further insight into material opportunities, challenges and risks on which the company's management is most focused for both the short and long term. For example, you note on page II-4 that the increases in operating income for 2011 were driven by the "change in revenue mix, lower sports and other acquired television programming costs, the benefit of cost-containment and the timing of production and distribution expenses," but you don't address whether management expects any of these factors to impact future periods. In addition, we note that the rate of revenue growth in certain segments, including Entertainment and Local Broadcasting, slowed in the year ended December 31, 2011. Please explain whether management anticipates that this slowed rate of growth will continue in future periods. These are just examples.

Revenues, II-5

4. Please explain in future filings how revenue trends are generally impacted by the following (which you addressed in your earnings call):

- Changes in pricing, volume and demand for scatter versus upfront buy for advertising
- Impact of second cycle versus third cycle syndication sales
- Retransmission consent fees and reverse compensation.

Additionally, please consider defining these terms elsewhere in your filing. We note your definition of first-run syndication on page I-3.

Operating Expenses, page II-7

5. We note that operating expenses decreased 7%, which you attributed to the "benefit of cost containment." Please elaborate to discuss your various cost containment initiatives that led to a significant decrease in operating expenses, particularly programming expenses. It is unclear to us how "the impact of the new programming agreement for the NCAA Tournament as well as lower acquired television series costs" which are usually capitalized resulted in a 7% decline in operating expenses (15% for programming expenses). To the extent that you might have benefited from less pilots produced in 2011 as mentioned in your earnings call, please explain how that significantly reduced operating expenses during 2011 and what your expected expense trends are, going forward.

Outdoor (CBS Outdoor), page II-20

6. As disclosed, Outdoor operating income and OIBDA increased, in part, due to "the mix of more profitable contracts and the settlement of legal matters in 2011." Please help us reconcile your reference to "mix of more profitable contracts" with your disclosure of "challenging advertising marketplace worldwide … and certain transit contracts operating at their minimum guarantee levels" by clarifying in which geographic markets such profitable contracts were (re)negotiated. Also tell us the nature of legal matters settled in 2011, which appeared to impact prior periods, and when and how they originated. In this regard, we note that you had not referred to legal issues in your discussion of operating income and OIBDA for 2010 and 2009.

Cash Flows, page II-22

7. As stated, "working capital reflected a use of cash in 2011, principally due to the timing of collections from television licensing arrangements." Tell us if you have recently changed your collection terms for programming payments and if they are expected to continue to impact your working capital in 2012. Please explain in greater detail why cash flow from operating activities was flat year-over-year, despite a 39% increase in operating income.

E-books Actions, page II-84

8. We note that for 2011, Publishing operating income increased 36% and OIBDA increased 32%, due in part to "more profitable digital revenues" as a percentage of total revenues. We also note that the U.S. Justice Department recently sued Apple and certain publishers for antitrust violations, including your subsidiary Simon and Schuster. Upon filing of the lawsuit, Simon & Schuster settled with the U.S. Justice Department. In this regard, tell us how you expect the settlement to impact future operating results. For instance, do you expect to be able to sustain a year-over-year increase in Publishing operating income and OIBDA, notwithstanding all possible outcomes of the E-Books litigation actions?

Consolidated Balance Sheets, page II-45

9. We note from some press accounts that you have been fined for unpermitted advertising structures. Please tell us the cost of certain unpermitted advertising structures included in the net carrying amount of Advertising Structures in your Property Plant and Equipment, if any, at December 31, 2011. Tell us how you are accounting for the unpermitted advertising structures and refer to your basis in the accounting literature.

Form 8-K filed February 15, 2012
Exhibit 99.1

10. We believe that your earnings release gives undue prominence to the presentation and discussion of non-GAAP measures throughout the earnings release. Accordingly, we believe that you should revise future earnings releases to comply with the reporting requirements of Item 10(e) of Regulation S-K. Refer to Instruction 2 to Item 2.02 of Form 8-K in this regard.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or me at (202) 551-3810 with any other questions

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director